United States
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 15/A

Amendment No. 1

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-26088

Pacific Aerospace and Electronics, Inc.
(Exact name of registrant as specified in its charter)

430 Olds Station Road, Wenatchee, Washington 98801
(509) 667-9600
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.001 per share
10% Senior Subordinated Pay-In-Kind Notes Due 2007
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: There are approximately seven holders of the Common Stock, par value $0.001 per share, of Pacific Aerospace and Electronics, Inc. There are approximately seven holders of the 10% Senior Subordinated Pay-In-Kind Notes Due 2007.

This amends the Registrant’s Form 15 filed with the Securities and Exchange Commission on March 23, 2004 to change the effective date of the Form 15 to April 12, 2004.

Pursuant to the requirements of the Securities Exchange Act of 1934, Pacific Aerospace and Electronics, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 12, 2004
	By:	/s/ DONALD A. WRIGHT

Donald A. Wright Chief Executive Officer and President